UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Hutchinson Technology Incorporated
(Exact Name of Registrant as Specified in its Charter)

Minnesota	001-34838	41-0901840
(State or other jurisdiction of incorporation or organization)	(Comission File Number)	(I.R.S. Employer Identification No.)

40 West Highland Park Drive NE Hutchinson, Minnesota	55350
(Address of principal executive offices)	(Zip Code)

(320) 587-3797
(Name and telephone number, including area code of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

OVERVIEW

Hutchinson Technology Incorporated is a key world-wide supplier of suspension assemblies for hard disk drives.  Suspension assemblies are precise electro-mechanical components that hold a disk drive’s read/write head at microscopic distances above the drive’s disks.  To a lesser extent, we also provide precision component manufacturing, tool design, tool build and metrology, and biomeasurement products outside of the disk drive industry.

We evaluated our products that were manufactured and available for sale in calendar year 2013 and determined that our suspension assemblies, which contain the mineral gold, were our only products that contained or utilized a mineral as identified on the conflict minerals list.  The gold was determined as necessary to the functionality of the suspension assembly as an electrical conductor.  We conducted a good faith reasonable country of origin inquiry (“RCOI”) which included taking steps to identify the suppliers that use gold in their manufacturing processes and requesting each supplier to identify the applicable smelters and refiners of the gold; however, we believe the EICC Conflict Free Smelter (“CFS”) protocol, which uses the CFS Compliant Smelter List (“CFSL”) is best situated to identify the sources of gold.  We believe our RCOI, as described below, was reasonably designed to determine whether any product we manufactured in 2013 contained a conflict mineral that originated in the Democratic Republic of Congo or an adjoining country (“DRC”).

REASONABLE COUNTRY OF ORIGIN INQUIRY

We surveyed 28 of our suppliers that supply us with materials used to manufacture our suspension assemblies that, in our opinion, could contain one or more listed conflict minerals.  Each of these suppliers was asked to complete the Electronic Industry Citizenship /Coalition-Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Reporting Template (“CMRT”).  The EICC-GeSI CMRT is regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide, developed by several of the world’s leading consumer electronics brands.  We received responses from all 28 suppliers and 9 of those suppliers indicated that gold was used in the manufacture of their part.  Those suppliers were able to identify the smelter name and smelter identification number on the completed CMRT.

Of the 20 smelters identified by these 9 suppliers, all 20 were on the CFSL available at http://www.conflictfreesourcing.org/gold-conflict-free-smelters/. Based on the results of our RCOI as described above, we have no reason to believe that any of the minerals identified on the conflict minerals list necessary for the functionality of our products manufactured in 2013 originated in the DRC.

Item 1.02 Exhibits

Not required.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HUTCHINSON TECHNOLOGY INCORPORATED

By	/s/ David P. Radloff	June 2, 2014
	David P. Radloff, Vice President and Chief Financial Officer	(Date)